New York – AG	August 7, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Reports Second Quarter Financial Results and Updates 2019 Production and Cost Guidance

Vancouver, BC, Canada - FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the second quarter ended June 30, 2019. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

SECOND QUARTER 2019 HIGHLIGHTS
(compared to Q2 2018)

•	Silver equivalent production up 25% to 6.4 million ounces
•	Pure silver production up 16% to 3.2 million ounces
•	Revenue up 5% to $83.7 million primarily due to 13% increase in silver equivalent ounces, partially offset by a 12% decrease in silver prices
•	Mine operating earnings up 283% to $4.2 million
•	Cash flow per share was $0.09 per share (non-GAAP)
•	Reduction in cash costs by 10% to $6.84 per payable silver ounce
•	Reduction in AISC by 10% to $14.76 per payable silver ounce
•	Net earnings of ($12.0) million
•	Adjusted EPS of ($0.02) after excluding non-cash and non-recurring items
•	Realized average silver price of $14.80 per ounce
•	Strong balance sheet with $94.5 million in cash and cash equivalents

“In the second quarter, our strong production results were mostly offset by lower silver prices which impacted revenues, earnings and cash flows compared to the same quarter of the prior year,” stated Keith Neumeyer, President and CEO of First Majestic. “Continued strong production from our San Dimas and Santa Elena mines, which together produced approximately 80% of the Company’s total production, generated mine operating earnings of $14.2 million. At Santa Elena, we are already seeing improvements in metallurgical recoveries following the installation of its new high-intensity grinding mill in the second quarter. This project has been a success and a great example of how new technologies are changing the mining industry.”

“In an effort to further improve margins and profitability, we made the difficult decision to temporarily suspend mining operations at La Parrilla towards the end of 2019,” stated Neumeyer. “Year-to-date, the La Parrilla complex of mines has produced approximately 7% of our total production but unfortunately has struggled to make a profit due to continued low silver and lead prices. However, we will continue to staff our Central lab at La Parrilla and will revitalize the exploration program to test near mine targets in order to build enough Reserves and Resources to justify a potential restart by early 2021.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

			Change			Change
Key Performance Metrics	2019-Q2	2019-Q1	Q2 vs Q1		2018-Q2	Q2 vs Q2		2019-YTD
Operational
Ore Processed / Tonnes Milled	736,896	812,654	(9%	)	851,349	(13%	)	1,549,550
Silver Ounces Produced	3,193,566	3,331,388	(4%	)	2,756,263	16%		6,524,954
Silver Equivalent Ounces Produced	6,410,483	6,273,677	2%		5,137,318	25%		12,684,160
Cash Costs per Ounce (1)	$6.84	$6.34	8%		$7.59	(10%	)	$6.58
All-in Sustaining Cost per Ounce (1)	$14.76	$12.91	14%		$16.43	(10%	)	$13.82
Total Production Cost per Tonne (1)	$77.93	$66.65	17%		$61.04	28%		$72.01
Average Realized Silver Price per Ounce (1)	$14.80	$15.73	(6%	)	$16.74	(12%	)	$15.26

Financial (in $millions)
Revenues	$83.7	$86.8	(4%	)	$79.7	5%		$170.5
Mine Operating Earnings (Loss)	$4.2	$10.3	(59%	)	($2.3)	283%		$14.5
Net (Loss) Earnings	($12.0)	$2.9	(516%	)	($40.0)	70%		($9.1)
Operating Cash Flows before Movements in Working Capital and Taxes	$17.7	$23.7	(25%	)	$14.2	25%		$41.4
Cash and Cash Equivalents	$94.5	$91.5	3%		$109.2	(13%	)	$94.5
Working Capital (1)	$129.5	$130.9	(1%	)	$141.4	(8%	)	$129.5

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	($0.06)	$0.01	(505%	)	($0.22)	73%		($0.05)
Adjusted EPS (1)	($0.02)	($0.01)	(79%	)	($0.07)	73%		($0.03)
Cash Flow per Share (1)	$0.09	$0.12	(27%	)	$0.08	12%		$0.21

(1)

The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

Q2 2019 FINANCIAL RESULTS

The Company realized an average silver price of $14.80 per ounce during the second quarter of 2019, representing a 12% decrease compared with the second quarter of 2018 and a 6% decrease compared to $15.73 in the prior quarter.

Revenues generated in the second quarter totaled $83.7 million, an increase of 5% compared to $79.7 million in the second quarter of 2018 primarily due to the acquisition of the San Dimas mine, which resulted in a 13% increase in silver equivalent ounces sold, partially offset by a 12% decrease in average realized silver price compared to the same quarter of the prior year.

The Company reported mine operating earnings of $4.2 million compared to ($2.3) million in the second quarter of 2018. The increase in mine operating earnings in the quarter was attributed to the San Dimas and Santa Elena mines, which generated mine operating earnings of $11.0 million and $3.2 million, respectively, offset by losses at the other units due to scaled back production at San Martin, Del Toro and La Parrilla mines.

Cash flow from operations before movements in working capital and income taxes in the quarter was $17.7 million ($0.09 per share) compared to $14.2 million ($0.08 per share) in the second quarter of 2018.

The Company generated net earnings of ($12.0) million (EPS of ($0.06)) compared to ($40.0) million (EPS of $(0.22)) in the second quarter of 2018. Adjusted net earnings for the quarter was ($3.6) million (adjusted EPS of $(0.02)), after excluding non-cash and non-recurring items.

Cash and cash equivalents at June 30, 2019 was $94.5 million, an increase of $3.0 million compared to the previous quarter. In addition, working capital remained consistent to the previous quarter at $129.5 million. The Company completed the $50.0 million "at-the-market" distribution program announced in December 2018 by selling a total of 8,039,363 common shares of the Company on the New York Stock Exchange for net proceeds of $48.5 million of which $16.0 million was received in the second quarter.

OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost parameters at each of the Company’s six producing silver mines.

Production Summary	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Ore Processed / Tonnes Milled	172,368	229,761	207,421	39,213	61,544	26,587	736,896
Silver Ounces Produced	1,603,016	596,872	489,194	224,056	202,698	77,729	3,193,566
Silver Equivalent Ounces Produced	3,641,139	1,461,345	492,957	271,450	420,712	122,879	6,410,483
Cash Costs per Ounce	$1.64	$4.28	$16.57	$16.52	$14.13	$27.29	$6.84
All-in Sustaining Cost per Ounce	$8.49	$7.73	$18.87	$21.15	$21.61	$36.33	$14.76
Total Production Cost per Tonne	$142.42	$58.88	$38.29	$109.51	$75.96	$91.89	$77.93

Total production in the second quarter 6,410,483 silver equivalents ounces, representing a 2% increase compared to the prior quarter. Total production consisted of 3.2 million ounces of silver, 33,576 ounces of gold, 2.5 million pounds lead and 1.4 million pounds of zinc. In the first half of 2019, total production reached 12.7 million ounces, or approximately 49% of the Company’s previous guidance midpoint.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce for the quarter was $6.84 per payable ounce of silver, an increase of 8% from $6.34 per ounce in the first quarter of 2019. The increase in cash cost was primarily attributed to $2.3 million in severance and retirement costs related to retirement and permanent reduction of 45 unionized workers at San Dimas plus $0.9 million in retroactive adjustments to labour costs upon reaching a new collective bargaining agreement with the union at San Dimas. Excluding these one-time items, cash cost per ounce would have been approximately $5.89 per payable ounce of silver during the quarter.

All-in sustaining cost per ounce in the second quarter was $14.76 compared to $12.91 per ounce in the previous quarter. The increase in AISC was primarily attributed to a $0.62 per ounce increase in workers participation costs and a $0.82 per ounce increase in sustaining capital expenditures due to certain major equipment overhauls performed during the quarter.

Total capital expenditures in the second quarter were $29.7 million, primarily consisting of $9.2 million at San Dimas, $4.6 million at Santa Elena, $3.6 million at La Encantada, $2.0 million at San Martin, $3.2 million at La Parrilla, $1.1 million at Del Toro and $6.0 million for strategic projects.

OUTLOOK

The Company is revising annual guidance for 2019 to reflect changes in its operational plans during the second half of the 2019 fiscal year. Details of the operational changes and their expected impacts are presented below:

1.	Increased metallurgical recoveries at Santa Elena in the second half of 2019 due to the recent installation of the High-Intensity Grinding (“HIG”) mill.

2.	Higher production at San Dimas primarily due to higher than expected grades from the Jessica and Victoria veins.

3.

Lower production at La Encantada related to the ongoing challenges with the roaster's material handling system. During the reengineering process, production from the roaster has been removed from 2019 guidance until the necessary modifications have been completed.

4.

Following an extensive review of the La Parrilla operation, the Company has decided to temporarily suspend mining operations towards the end of the year in order to improve the Company's operating cash flow and profit margins while focusing on an expanded drilling program in the area. In addition, the processing plant will be temporarily halted in mid-September in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells. The Company has doubled the exploration budget at La Parrilla to approximately 24,000 metres to test near mine targets in an effort to develop new Resources necessary to justify preparing the mine for a potential reopening in the future, subject to a sufficient improvement in the economic situation to justify a restart. In the meantime, the Company’s central ISO-9001 Laboratory located at La Parrilla will remain fully staffed and operational. Additionally, the Company is in discussions with regional miners in order to process ores as a toll treatment facility.

5.

Lower production from the San Martin mine as a result of suspended operations as announced in the Company's news release on July 15, 2019. The updated annual guidance assumes production will resume before the end of the year.

As a result of these operational modifications, our 2019 total production remains relatively unchanged at 24.4 to 26.0 million silver equivalent ounces when compared to the previous guidance of 24.7 to 27.5 million silver equivalent ounces. Our 2019 annual silver production has decreased slightly to an estimated range of 12.8 to 13.5 million ounces when compared to the previous annual production guidance of 14.2 to 15.8 million ounces of silver primarily due to the temporary suspension of production from the roaster at La Encantada. The Company is also anticipating a reduction in annualized cash costs of approximately $1.00 per ounce of silver, or 14% from the guidance mid-point, due to continued improvements at San Dimas and throughput reductions at La Parrilla and San Martin.

A mine-by-mine breakdown of the revised full year 2019 production guidance is included in the table below. Cash cost and AISC guidance is shown per payable silver ounce. Silver and gold prices used for calculating silver equivalent ounces were increased slightly compared to the previous budget to: silver: $16.00/oz, gold: $1,400/oz, lead: $1.00/lb, zinc: $1.10/lb, MXN:USD 19:1.

GUIDANCE FOR FULL YEAR 2019

Mine	Silver Oz (M)	Silver Eqv Oz	Cash Costs ($)	AISC ($)
San Dimas	6.2 - 6.6	13.5 - 14.4	0.46 - 0.95	6.67 - 7.52
Santa Elena	2.4 - 2.5	5.6 - 6.1	3.76 - 4.41	6.71 - 7.53
La Encantada	2.4 - 2.5	2.4 - 2.5	13.84 - 14.37	16.16 - 16.81
San Martin	0.9 - 0.9	1.1 - 1.2	12.54 - 12.95	16.45 - 17.04
La Parrilla	0.5 - 0.5	1.1 - 1.1	18.58 - 18.68	30.39 - 30.72
Del Toro	0.4 - 0.5	0.7 - 0.7	17.61 - 18.96	24.95 – 26.85
Consolidated	12.8 - 13.5	24.4 - 26.0	$5.62 - $6.18	$12.98 - $13.94
.

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.16 to $2.41 per payable silver ounce.

Annual cash costs are now expected to be within the range of $5.62 to $6.18 per ounce, compared to the previous guidance of $6.39 to $7.37 per ounce, primarily due to higher gold by-product credits at San Dimas and Santa Elena. In addition, annual AISC are expected to remain consistent to within a range of $12.98 to $13.94 per ounce, compared to the previous guidance of $12.55 to $14.23 per ounce.

REVISED CAPITAL BUDGET

The Company has updated its annual 2019 capital budget to include the reallocation of development and exploration expenditures across its operations and investments in innovative projects. As a result, the Company plans to invest a total of $138.2 million (consistent with previous guidance of $137.4 million) on capital expenditures consisting of $56.9 million of sustaining investments and $81.3 million of expansionary investments. The Company plans to reallocate capital to higher return projects including:

  HIG technology, including a third HIG mill for San Dimas, and microbubble technology;

  increasing the Santa Elena 2019 exploration budget at Ermitaño to approximately 32,700 metres, representing an 85% increase from the original 2019 budget of 17,700 metres;

  developing an underground portal in Q4 2019 to be able to drift into the Ermitaño ore body;

  increasing the La Parrilla 2019 exploration budget to approximately 24,000 metres, representing a 98% increase from the original 2019 budget of 12,120 metres.

The 2019 annual budget includes total capital investments of $55.0 million on underground development, $27.9 million towards property, plant and equipment, $26.6 million on exploration and $28.7 million towards automation and efficiency projects.

In the first half of 2019, the Company completed 31,477 metres of underground development and 92,294 metres of exploration drilling. Under the revised 2019 budget, the Company is planning to complete a total of 58,100 metres of underground development, representing a 10% decrease compared to the original budget of 64,610. In addition, the Company is planning to complete a total of approximately 209,000 metres of exploration drilling in 2019, representing an 11% increase compared to the original budget.

RENEWS ATM OFFERING EQUITY PROGAM

The Company announces it has entered into an equity distribution agreement dated August 7, 2019 (the “Sales Agreement”) with BMO Capital Markets Corp. (the “Agent”) pursuant to which the Company may, at its discretion and from time-to-time until December 5, 2020 under the term of the Sales Agreement, sell, through the Agent, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$50.0 million (the “Offering”). Sales of Common Shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agent. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated August 7, 2019 to the base prospectus included in the Company’s existing US registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated November 5, 2018. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the "SEC"). The US prospectus supplement (together with the related base prospectus) will be available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Agent will provide copies of the US prospectus and US prospectus supplement upon request by contacting the Agent (c/o BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627, or by email: bmoprospectus@bmo.com).

The Company expects to use the net proceeds of the Offering, if any, together with the Company’s current cash resources, to develop and/or improve the Company's existing mines and to add to the Company's working capital.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 12.8 to 13.5 million silver ounces or 24.4 to 26.0 million silver equivalent ounces in 2019.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
"signed"
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.